Exhibit 99.1

PowerBank Announces Results of Annual General Meeting

Toronto, Ontario, December 12, 2025 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a leader in North American energy infrastructure development and asset ownership, reports that the nominees listed in the management information circular for the 2025 Annual General Meeting of shareholders (the “Meeting”) were elected as directors of PowerBank. Detailed results of the vote for the election of directors held at the Annual General Meeting on December 11, 2025 in Toronto, Ontario, are set out below:

	Votes for	% Votes for	Votes withheld	% Votes withheld
Dr. Richard Lu	7,335,605	99.83%	12,335	0.17%
Matthew Wayrynen	7,293,986	99.27%	53,954	0.73%
Paul Pasalic	7,327,686	99.72%	20,254	0.28%
Paul Sparkes	7,312,633	99.52%	35,307	0.48%
Chelsea Nickles	7,330,725	99.77%	17,215	0.23%

Shareholders at the Meeting also voted in favour of appointing Deloitte LLP as auditors.

About PowerBank Corporation

To learn more about PowerBank, please visit www.powerbankcorp.com.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559